Exhibit (a)(1)(N)
EMAIL TO ISRAELI ELIGIBLE EMPLOYEES

To:	All Eligible Employees in Israel
Date:	Sunday, November 14, 2010
As a follow-up to that certain email dated November 7, 2010, we would like to let you know that on November 11, 2010 the Israeli Tax Authority issued a tax ruling clarification (the “Ruling”) related to the offer to exchange options for RSUs (the “Offer”) correcting an error in the RSUs’ vesting schedule contained in the previously distributed tax ruling regarding the tax aspects related to the Offer. The Ruling applies only to the Israeli eligible employees (not relocation employees).
We note that each eligible employee who accepts the Offer needs to sign a consent letter addressed to the tax authority that he/she agrees to the terms of the Ruling. Otherwise the Ruling will not apply to such employee and the exchange shall be considered as a taxable event subject to the withholding and payment of taxes.
Also note that the above is a general summary of the Ruling. This summary does not contain a comprehensive discussion of all relevant tax matters under the Ruling and it is not intended to be, and should not be construed as, legal or tax advice to any eligible employee. The above does not derogate from the offer documents and the offer documents shall precede and govern.
A copy of the Ruling is attached for your review.

Free Translation from Hebrew
The Hebrew Version shall Prevail and Supersede on this Translation
Israeli Tax Authority
Professional Department
Employees Option Department
11 November, 2010
To
Shenhav & Co. Law Offices
4 Ha’nechoshet Street,
Tel Aviv
Israel
Attention: Mr. Oren Biran, Advocate
Re: Clarification to a Tax Ruling- BigBand Networks Ltd.
Exchange of 102 Options for RSUs
(Reference: your request dated November 10, 2010)
1.	In response to your request in the reference in connection with the Tax Ruling issued on November 1, 2010 to BigBand Networks Ltd. PCN 512751074 Deduction Tax File 935522375 (the “Company”) with regard to the exchange of 102 options for RSUs (the “November 1, 2010 Tax Ruling ”) and following a typo in Section 1.11.1[1].

2.	I herby to confirm that Section 1.11.1 of the November 1, 2010 Tax Ruling will be replaced, and the new section shall be as follows:

“1.11.1 RSU granted for exchanged options which are vested as of the exchange date, will be scheduled to vest in three equal installments: on the date that is 9 months, 18 months, and 27 months following the RSU grant date, subject to the employee’s continued service through each respective vesting date.”

3.	Besides the abovementioned, no other change should be to the November 1, 2010 Tax Ruling.

4.	This clarification does not constitute a confirmation for the satisfaction of the terms mentioned in Section 102 of the Israeli Tax Ordinance and the regulations promulgated hereunder.

[1]	“RSU granted for exchanged options which are vested as of the exchange date, will be scheduled to vest in two equal installments: on the date that is 9 months and 18 months following the RSU grant date, subject to the employee’s continued service through each respective vesting date.”

5.	This clarification is based on the representations presented to us in writing and in oral. However, in case it will turn out that the details provided as part of the request, are partially or wholly untrue or substantially incomplete and/or in case one of the terms of the November 1, 2010 Tax Ruling and/or this clarification, will not be fulfilled and/or in case the legal terms will not be met, this clarification will be void.

6.	Within 6 days from the date of issuance of this clarification, the Company and the Trustee[2], will submit a declaration states that they understood this clarification and that they will act accordingly and will not request to change and/or replace it with another (the “Declaration “). In case that the Declaration will not be submitted from the Company and the Trustee, this Clarification will be considered as void.

Eran Zvi Dvir, CPA

Professional Department

Copies:
Mr. Aaron Eliyahu, CPA — Executive VP, Professional Affairs.
Mr. Yuval Cohen, CPA — Tel Aviv 5 Assessing Officer.
Mr. Eldad Noach, CPA — Executive Section Manager Professional Department.
Mr. Raz Itzkovitz, CPA — Head of Option Department.
Mr. Rafi Twina, Adv.-Executive Manager (Option Department), Legal Department.

[2]	E.S.O.P Trust and Management Service Ltd, PCN 513699538, deduction file 935877779 (the “Trustee”)/